

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

John Allison
Chief Executive Officer and President
Home BancShares, Inc.
719 Harkrider Street, Suite 100
Conway, AR 72032

   Re: Home BancShares, Inc.
     Registration Statement on Form S-4
     Filed October 22, 2021
     File No. 333-260446

Dear Mr. Allison:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eric Envall at (202) 551-3234 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance